# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California (CA), 90069
Date of event which requires filing of this statement: 03/23/2026
Amends the filing with accession number 0001140361-22-043287
Filed by CIK 0001954178
Persons authorized to receive notices and communications: Jeremy Leonard Brest, Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore, Singapore (U0), 049315, 65 6808 6288

## Reporting persons
- Brest Jeremy (CIK 0001954178): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 11,706,404; shared voting power 0; sole dispositive power 11,706,404; shared dispositive power 0; aggregate amount beneficially owned 11,706,404 (6.3% of the class)
  Comment: The percentage used herein is calculated based on 185,147,713 shares of Common Stock of the Issuer outstanding reported on the Issuer's Annual Report on Form 10-K filed on March 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California (CA), 90069
Comment: This Amendment No. 5 (this "Amendment) to the Schedule 13D filed by the Reporting Person on November 28, 2022, as amended from time to time ("Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Grindr Inc., a Delaware corporation (the "Issuer" or "Grindr"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Initial Schedule 13D is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5

The Reporting Person directly and beneficially owns an aggregate of 11,706,404 shares of the Issuer's Common Stock which in aggregate represents approximately 6.3% of the Issuer's issued and outstanding Common Stock outstanding reported on the Issuer's Annual Report on Form 10-K filed on March 2, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) 11,706,404 shares of the Issuer's Common Stock held by the Reporting Person.
Transactions in the class effected during the past sixty days: Schedule A annexed hereto lists all transactions in the Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Subject to the information incorporated by reference into this Item 5, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 11,706,404 shares of Common Stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Schedule 13D is hereby amended by adding the following paragraph after the last paragraph thereof:

The Reporting Person has pledged 10,206,404 shares of Common Stock beneficially owned by it as collateral in connection with market standard margin loans from financial institutions. The Reporting Person retains voting and dispositive power with respect to the pledged shares of Common Stock except to the extent an event of default has occurred and is continuing. If an event of a default occurs under any of the loans, the Reporting Person could be required to deliver to the secured parties or lenders, or to sell, shares of Common Stock beneficially owned by the Reporting Person.

## Signatures
- Brest Jeremy: /s/ Jeremy Leonard Brest, Jeremy Leonard Brest (03/25/2026)